

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 20, 2017

Gary Friedman
Chairman and Chief Executive Officer
RH
15 Koch Road, Suite K
Corte Madera, CA 94925

Re: RH
Form 10-K for the Fiscal Year Ended January 28, 2017
Filed March 29, 2017
Form 10-Q for the Quarterly Period Ended April 29, 2017
Filed June 2, 2017
File No. 001-35720

Dear Mr. Friedman:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 28, 2017

Management's Discussion and Analysis of Financial Condition and Results of Operations

Factors Affecting Our Results of Operations, page 38

1. We note the discussion of the impact on your fiscal 2016 results from the transition to a membership model, here and throughout your filing. We have the following comments:

   - Please explain to us in more detail how you assess the impact on your revenue from this transition. In doing so, tell us whether you previously tracked the revenue resulting from promotional events and whether you compared this to the revenue generated from RH Members or otherwise how you compared revenues generated year-over-year to conclude that the move to a membership model had a negative impact on the timing of your revenue recognition in fiscal 2016. If you make a similar disclosure in future filings, please revise to better explain this matter to your investors.

- We note your disclosure that product margins declined due to the higher discount rate offered through the RH Members Program versus your promotional cadence in fiscal 2015. We further note the analyses of gross profit in your fiscal 2017 Forms 10-Q does not provide a similar disclosure stating that product margins declined due to the higher discount rate offered through the RH Members Program versus your previous promotional model. Since the RH Members Program was implemented in March 2016, please tell us why your interim 2017 gross profit was not negatively impacted by the membership program when compared to periods in 2016 that applied the promotional model. Please revise future filings to better explain why the membership program appears to be affecting your gross profit differently in 2017 than it did in 2016, or tell us why such disclosure is not material to understanding your results.

Fiscal 2016 Compared to Fiscal 2015

Gross profit, page 44

2. In the last paragraph on this page, you mention several reasons for the 4% decline in the RH segment gross margin. You indicate the decrease is primarily due to the change from a promotional model to a membership model. Please tell us whether any of the other factors you identify as contributing to this decline in gross margin had a significant impact on the change in RH segment gross margin. If other factors also had a significant impact on the change in RH segment gross margin, please revise future filings to clarify the relative impact of each significant factor.

Income tax expense, page 45

3. We note that you did not disclose any analysis explaining why your effective tax rate changed from year to year. Notwithstanding the fact that your effective tax rate changed 2.3%, we note from your tax rate reconciliation at the top of page 91 that there were several significant and offsetting items that impacted your effective tax rate in fiscal 2016. Please revise future filings, including Forms 10-Q, to disclose management's insight into the significant underlying factors that materially impact your effective tax rate. We remind you that one of the objectives of MD&A is to provide investors with insight into the potential variability of your results so they can ascertain the likelihood that past performance is indicative of future performance.

Critical Accounting Policies and Estimates

Merchandise Inventories, page 57

4. Please explain to us in more detail what led to the impairments of inventory associated with RH Contemporary Art and RH Kitchen that you discuss on page 34. In this regard, explain to us how the decisions to integrate the RH Contemporary Art platform into the RH platform, and the alignment of RH Kitchen with the Waterworks Kitchen product line strategy, impacted management's judgments and assumptions about the net realizable value of inventory. Given your recent impairments, please tell us what consideration you gave to providing additional quantitative or qualitative disclosures to convey to investors the risks associated with the realizability of your inventory and the likelihood as to whether additional charges may need to be recorded, particularly as it relates to any remaining RH Contemporary Art and RH Kitchen inventory. We believe such information gives a reader greater insight into the quality and variability of information regarding results of operations. Refer to Item 303(a)(3)(ii) of Regulation S-K as well as SEC Release No. 33-8350.

Impairment of Goodwill and Long-Lived Assets, page 58

5. We note your disclosure in the fourth paragraph under this heading. Please tell us whether your disclosure is intended to convey that discrete financial information is not prepared and regularly reviewed by segment management for business units one level below your operating segments. Alternatively, if your disclosure is intended to convey that discrete financial information is prepared and regularly reviewed by segment management for components of an operating segment and these components are aggregated and deemed a single reporting unit, please revise your disclosure to better clarify to your investors the degree of judgment and assumption involved in this aspect of your accounting policy.

6. We note your statements that the fair value of each of your reporting units exceeded its carrying value as of January 28, 2017 and that you do not anticipate any material impairment charges in the near term. Please explain these statements to us in more detail in light of the operating loss recorded at the Waterworks reporting unit in fiscal 2016 and the quarter ended April 29, 2017. As part of your response, please tell us the percentage by which the fair value of the Waterworks reporting unit exceeded its carrying value as of the most recent impairment test. Also tell us whether the continued operating loss in the first quarter of fiscal 2017 triggered an interim goodwill impairment test. Refer to ASC 350-20-35-30. If Waterworks continues to incur operating losses, please revise your disclosure in future filings to better explain this matter to your investors.

7. We note your disclosure concerning long-lived assets at the top of page 59. Please explain to us in more detail how you determined you have two asset groups consisting of

RH Segment and Waterworks. Also describe in more detail why the cash flows of each individual store and the assets contained within it are no longer considered independent of the cash flows of other stores. In this regard, it appears you previously tested long-lived assets for impairment at the individual store level. Please refer to ASC 360-10-35-23 through ASC 360-10-35-25 and Example 4 of ASC 360-10-55-35 for guidance.

Stock-Based Compensation, page 60

8. Explain to us why you believe it is appropriate to continue to use the simplified method to estimate the expected term of your option awards. Please also tell us when you expect sufficient historical information to be available in order to determine the expected life assumptions. Refer to SAB Topic 14.D.2.

Financial Statements for the Fiscal Year Ended January 28, 2017

Note 3. Significant Accounting Policies

Revisions, page 68

9. Explain to us in more detail the nature of the error you disclose in your financial statements. In doing so, explain to us how you misapplied the literature under ASC 210 and how this led you to incorrectly report negative cash balances.

Note 4 – Business Combination, page 81

10. We note your disclosure that after the transaction, and giving effect to equity interests acquired by management in the business, you own in excess of 90% of the total equity interest in Waterworks. Please tell us how this statement satisfies the disclosure requirement of ASC 805-10-50-2(c) since it appears to include equity interests acquired by management. Also tell us the percentage of voting equity interests that you own in Waterworks, and separately the percentage of voting equity interests that management owns in Waterworks. Please revise future filings to clarify the meaning of this disclosure.

11. We note your statement that pro forma results of the acquired business have not been presented as the results were not considered material to your consolidated financial statements and would not have been material had the acquisition occurred at the beginning of fiscal 2016. Given the significant decline in your net income in fiscal 2016, please tell us in more detail how you concluded the actual net income/loss contributed by Waterworks subsequent to the acquisition and the pro forma net income/loss for fiscal 2016 were not material to disclose in response to ASC 805-10-50-2(h). We note your disclosure in Note 20 that Waterworks had a segment operating loss of $2.4 million, and we note your consolidated net income was $5.4 million.

Note 13 – Income Taxes, page 90

12. Please disclose pretax income between domestic and foreign operations as contemplated by Rule 4-08(h) of Regulation S-X.

13. We note your tax rate reconciliation at the top of page 91 contains an adjusting item titled "Tax rate adjustments." As the title of this adjustment appears somewhat generic, and since this adjustment appears significant when compared to your statutory and effective tax rates and the other adjusting items in this table, please tell us in reasonable detail what this line item represents, and revise future filings to clarify this matter to your investors.

Note 16 – Stock-based Compensation

2012 Stock Incentive Plan—Restricted Stock Awards, page 95

14. Explain to us how you calculated the intrinsic value of your restricted stock awards. Also, clarify for us why the intrinsic value is reflected in the "cancelled" line of the table.

Note 20 – Segment Reporting, page 98

15. We note you recognize revenue from selling memberships. Please revise to provide disclosure of membership revenue, or advise us why this disclosure is unnecessary. Refer to ASC 280-10-50-40. If membership revenue is not separately disclosed because it is immaterial, please revise future filings in an appropriate location to disclose this fact to your investors. We believe this provides important information to your investors given the discussion throughout your filing of your move to a membership model.

Item 9A Controls and Procedures, page 102

16. Regarding the accounting error you disclose in the notes to your consolidated financial statements on page 68, please provide us with a detailed explanation of how you considered the identification and correction of this error in your evaluation of internal control over financial reporting and disclosure controls and procedures. In doing so, please tell us how you evaluated the control deficiency(s) that led to this error, whether this control deficiency(s) posed a substantial risk of a material restatement, and the reason(s) for your conclusion.

Form 10-Q for the Quarterly Period Ended April 29, 2017

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Basis of Presentation and Results of Operations page 27

17. We note your RH membership program recently completed its one year anniversary in March 2017. Please address the following matters:

- Tell us whether management tracks metrics related to the program, such as renewal rates and number of members by reporting period. If so, tell us how you considered disclosing these metrics to investors. In this regard, it appears this additional information would provide investors with enhanced transparency of the membership program and its impact on your results.

- Explain to us the rationale for including membership revenue in comparable brand revenue growth. In doing so, tell us how you considered whether or how membership fee revenue could impact trends in comparable brand revenue growth.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Robert Babula, Staff Accountant at (202) 551-3339, or me at (202) 551-3737 with any questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products